June 19, 2012	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE 414.297.5642 jkwilson@foley.com

CLIENT/MATTER NUMBER 065215-0184

Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

                      Re: Tyco Flow Control International Ltd.—Amendment No. 1 to

                               Registration Statement on Form S-4 (Registration No. 333-181250

Ladies and Gentlemen:

For the purpose of registering under the Securities Exchange Act of 1933, as amended, common shares, par value CHF 0.50 per share (the “Shares”), of Tyco Flow Control International Ltd., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland (the “Company”), we are transmitting for filing Amendment No. 1 to the above-referenced Registration Statement, with exhibits, relating to the proposed issuance of the Shares in connection with the merger of Panthro Merger Sub, Inc., a Minnesota corporation and a wholly owned, indirect subsidiary of the Company, with and into Pentair, Inc., a Minnesota corporation.

The Company is filing Amendment No. 1 in response to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated June 4, 2012, with respect to the above-referenced Registration Statement. As requested by the Staff in the comment letter, the Company has prepared a memorandum setting forth its responses to the Staff’s comments, a copy of which is filed herewith. The above-referenced Registration Statement has been revised in response to the Staff’s comments, to include financial information for the Company’s second fiscal quarter of 2012 and for general updates.

We are sending to the Staff by overnight courier five courtesy copies of (i) a clean version of Amendment No. 1, (ii) a marked version of Amendment No. 1 reflecting changes to the Registration Statement as filed on May 8, 2012 and (iii) the memorandum setting forth the Company’s responses to the Staff’s comments.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

June 19, 2012

Should any questions arise in connection with this filing, please contact the undersigned at (414) 297-5642 or Jason M. Hille at (414) 319-7336.

Very truly yours,

/s/ John K. Wilson

John K. Wilson

Enclosures

cc: Pentair, Inc. Working Group

      Tyco International Ltd. Working Group